August 26, 2025

Stephen Hurly
Chief Executive Officer and President
LAVA Therapeutics N.V.
Yalelaan 62
3584 CM Utrecht, The Netherlands

       Re: LAVA Therapeutics N.V.
           Schedule 14D-9 Filed August 15, 2025
           File No. 005-92425
Dear Stephen Hurly:

       We have reviewed your filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms used herein have the same meaning as in your Schedule 14D-9, unless otherwise indicated.

Schedule 14D-9 Filed August 15, 2025
Reasons for the Recommendation of the LAVA Board, page 24

1. On page 25, we note that the LAVA Board considered the "assets, liabilities and financial condition of the Company on a standalone basis" in reaching its recommendation to shareholders. However, on page 32, we note that "LAVA advised
       Leerink Partners that it did not have a standalone business plan and its plan in the absence of a sale or merger of the company was to pursue a dissolution of LAVA."
       Therefore, please revise this section to further explain the LAVA Board's evaluation of the Company's prospects on a standalone basis.
2. See our last comment above. We note that upfront consideration represented by the
       Cash Amount ($1.16 - $1.24 per Share) represents a discount to the market price at or around the time that the Offer commenced (e.g., the closing market price was $1.54 per Share on August 14, 2025). Please revise to discuss what consideration the LAVA
       Board gave to the market price per Share in determining that the Purchase Agreement and the Transactions are in the best interest of LAVA.
 August 26, 2025
Page 2

Opinion of Leerink Partners LLC, page 29

3.     See comment 1 above. On page 32, we note that Leerink Partners concluded that
          traditional valuation methodologies typically used for purposes of valuing a business
       as a going concern were not applicable to LAVA    given that LAVA did
not have a
       standalone business plan. However, on page 30, we note that in addition to reviewing
       the Dissolution Analysis,    Leerink Partners also conducted such other
financial
       studies and analyses . . . as it deemed appropriate    in rendering its
opinion. Please
       identify these    other financial studies and analyses    and explain
how they were
       considered by Leerink Partners.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Shane Callaghan at 202-551-6977.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions